SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletronorte Debentures

Rio de Janeiro, June 18, 2025, Centrais Elétricas Brasileiras S/A – Eletrobras informs that, on this date, the Board of Directors approved the execution, by its subsidiary Centrais Elétricas do Norte do Brasil S.A. – Eletronorte, of its 7th issuance of simple debentures, non-convertible into shares, unsecured with additional surety guarantee, in up to three series, in the total amount of R$ 2 billion. The maturities are set for July 15, 2032 (1st and 2nd series) and July 15, 2035 (3rd series), with the issuance benefiting from the tax incentive set forth in Law No. 12,431/2011.

The debentures to be issued by Eletronorte, as approved, will be the subject of a public offering, under the automatic registration process, in accordance with the provisions of CVM Resolution No. 160, dated July 13, 2022. The offering will be targeted at qualified investors, as defined in Articles 12 and 13 of CVM Resolution No. 30, dated May 11, 2021, and will follow the terms and conditions set forth below:

Issuer	Eletronorte
Guarantee	Surety by Eletrobras
Total Issuance Amount	R$ 2 billion
Issuance Type	Tax-incentivized (Lei 12,431/2011)
Interest Payments	Semiannual, with no grace period
Amortization	At maturity
Series	1st	2nd	3rd
Final term	7 years	7 years	10 years
Maximum Rate (Remuneration)	DIF30 less 0.42% p.y. or 13.00% p.y., whichever is higher	NTN-b32 less 0.33% p.y. or IPCA + 7.00% p.y., whichever is higher	NTN-b35 less 0.20% p.y. or IPCA + 7.05% p.y., whichever is higher
Amount per Series	R$ 1 billion (shared cap across series)		R$ 1 billion

The remuneration will be determined through a bookbuilding process, subject to the maximum rate established for each series. The final allocation amounts for the first and second series, as well as the existence of either the first or the second series (given the flexible allocation mechanism across series), will also be defined during the bookbuilding process.

It is also worth highlighting that Eletrobras will act as guarantor and primary obligor within the scope of Eletronorte’s offering.

The funds raised by Eletronorte will be used to reinforce electricity transmission facilities, in accordance with investment projects to be detailed in the Indenture.

The certified minutes of the meeting of Eletrobras’ Board of Directors approving the offering, containing detailed information on its terms and conditions, are filed at the Company’s headquarters and available for consultation on the websites of the Brazilian Securities and Exchange Commission (CVM) (www.gov.br/cvm) and the Company (https://ri.eletrobras.com/). Additionally, on this same date, Eletronorte is disclosing, on the CVM’s website and on its own website (https://www.eletronorte.com.br), the certified minutes of its Extraordinary General Meeting that approved the issuance.

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.

THE ELETRONORTE OFFERING HAS NOT YET BEEN REGISTERED WITH THE CVM, AND THIS MATERIAL FACT IS INTENDED SOLELY TO DISCLOSE ITS APPROVAL BY ELETROBRAS’ BOARD OF DIRECTORS.

This material fact does not constitute an offer, invitation, or solicitation to subscribe to Eletronorte’s debentures, nor shall any information contained herein serve as the basis for any contract or commitment.

The Company will keep the market informed of any updates regarding the matters addressed in this material fact.

Eduardo Haiama

Vice-President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.